Exhibit (d)(10)(iii)

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

July 1, 2008

Loomis Sayles Funds II

Loomis Sayles Strategic Income Fund

399 Boylston Street

Boston, MA 02116

Attn: Michael C. Kardok, Treasurer

Re:	Loomis Sayles Strategic Income Fund Advisory Agreement Addendum

Dear Mr. Kardok:

The Advisory Agreement dated September 12, 2003 between Loomis Sayles Funds II (the “Trust”), with respect to its Loomis Sayles Strategic Income Fund (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective July 1, 2008, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.65% of the first $200 million of the average daily net assets of the Series, 0.60% of the next $1.8 billion of the average daily net assets of the Series, 0.55% of the next $13 billion of the average daily net assets of the Series, and 0.54% over $15 billion of such assets, respectively, or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Loomis, Sayles & Company, L.P.

By: Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Kevin Charleston
Name:	Kevin Charleston
Title:	Director

ACCEPTED AND AGREED TO: Loomis Sayles Funds II, on behalf of Loomis Sayles Strategic Income Fund

By:	/s/ Michael C. Kardok
Michael C. Kardok
Title:	Treasurer

Date:	July 1, 2008

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